UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: **July 29, 2005**
(Date of Earliest Event Reported)



INTEGRATED ALARM SERVICES GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-50343	42-1578199
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Capital Center, 99 Pine Street 3rdFloor, Albany, NY 12207
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:**(518) 426-1515**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.01(a) NOTICE OF DELISTING OR FAILURE TO SATISFY A CONTINUED LISTING RULE OR STANDARD; TRANSFER OF LISTING.

On July 29, 2005, we received notification from NASDAQ that our Board of Directors does not currently meet the independent director requirement pursuant to NASDAQ Marketplace Rule 4350 (c)(1) and that we have until the earlier of May 3, 2006 or until our next annual shareholder's meeting to regain compliance. Accordingly, we have taken the steps to elect a new Board of Directors at our next annual meeting scheduled on August 16, 2005, which new Board would meet the requirements of NASDAQ Marketplace Rule 4350 (c)(1). In furtherance of our efforts to regain compliance, on July 27, 2005, we filed an Amended Proxy Statement notifying our stockholders that R. Carl Palmer, Jr. would not stand for re-election. We believe that the current Board nominees, if elected at our scheduled meeting, will place us in compliance with NASDAQ Marketplace Rule 4350 (c)(1) and as a result our securities will not be delisted from the NASDAQ Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn_____
         Timothy M. McGinn
         Chairman and Chief Executive Officer

Dated: August 2, 2005